SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D**

Under the Securities Exchange Act of 1934
(Amendment No. 8 )*

i2 Technologies, Inc.
(Name of Issuer)

Common Stock, $0.00025 Par Value
(Title of Class of Securities)

465754208
(Cusip Number)

Brandon Teague
301 Commerce Street, Suite 3200
Fort Worth, Texas 76102
(817) 332-9500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 19, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [     ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares of stock reported herein is 4,548,073, which constitutes approximately 17.6% of the 25,856,293 shares of Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.  Unless otherwise stated, all ownership percentages set forth herein assume that there are 21,308,220 shares outstanding.

1.     Name of Reporting Person:

           Amalgamated Gadget, L.P.

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) /   /

3.     SEC Use Only

4.     Source of Funds: OO (See Item 3)

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
          /   /

6.     Citizenship or Place of Organization: Texas

                         7.     Sole Voting Power:  -0-
Number of
Shares
Beneficially      8.     Shared Voting Power:  -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power:  -0-
Person
With
                        10.     Shared Dispositive Power:  -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

           4,548,073 (1)(2)

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
            /   /

13.     Percent of Class Represented by Amount in Row (11): 17.6% (3)

14.     Type of Reporting Person: PN
--------------
(1)     Represents shares of Common Stock obtainable upon conversion of 105,288 shares of the 2.5% Series B Convertible Preferred Stock issued by the Issuer (the "Preferred Stock"), at a conversion rate of 43.1965 shares of Common Stock per share of Preferred Stock.
(2)     The shares are held by Amalgamated Gadget, L.P. for and on behalf of R2 Investments, LDC, or its subsidiary R2 Top Hat, Ltd. (collectively, "R2") pursuant to an Investment Management Agreement.  Pursuant to such Agreement, Amalgamated Gadget, L.P. has sole voting and dispositive power over the shares and R2 has no beneficial ownership of such shares.
(3)     Pursuant to Rule 13d-3(d)(1)(i), the number of shares deemed to be outstanding is 25,856,293.

Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated May 5, 2004, as amended by Amendment No. 1 dated June 8, 2004, as amended by Amendment No. 2 dated June 29, 2005, as amended by Amendment No. 3 dated February 6, 2006, as amended by Amendment No. 4 dated March 2, 2006, as amended by Amendment No. 5 dated August 7, 2006, as amended by Amendment No. 6 dated August 14, 2006, as amended by Amendment No. 7 dated September 13, 2007 (the "Schedule 13D"), relating to the Common Stock, par value $0.00025 per share (the "Stock"), of i2 Technologies, Inc. (the "Issuer").  Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13D.

ITEM 4.  PURPOSE OF THE TRANSACTION.

Item 4 is amended by adding at the end thereof the following:

     Except as set forth below, the Reporting Person's purposes and intentions remain unchanged since its previous filing on September 13, 2007.

     The Reporting Person has elected David L. Pope to fill its second seat on the Issuer's Board of Directors.

     David L. Pope has over 30 years of experience in a variety of management consulting and corporate executive management roles, and is a specialist in supply chain management. He has significant international experience, having served clients and managed businesses in South America, Europe and Asia.

     Mr. Pope is a Partner in Millennium Technology Partners, a Dallas-based consultancy, specializing in business strategy and strategic supply chain management. Mr. Pope's present and former clients include Dell Computer, Motorola, Samsung, Fujitsu, Nortel, 3M, Texas Instruments, Georgia-Pacific, and Verizon.

     Previously, Mr. Pope was a Partner with the global management consulting firm, Accenture, in the electronics and high-tech industry, specializing in supply chain management. He has also been a CFO and CEO of several successful businesses, including a data-recovery and computer forensics firm in the United Kingdom and a US-based semiconductor manufacturer.

     Mr. Pope received a Bachelor of Science degree in industrial management from Purdue University.

     Except as set forth in this Item 4, the Reporting Person has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED: September 20, 2007

AMALGAMATED GADGET, L.P. By: Scepter Holdings, Inc., its general partner By: /s/ Brandon Teague Brandon Teague, Director of Trading

                                                                       EXHIBIT INDEX

EXHIBIT                   DESCRIPTION

Exhibit 99.1 -- Preferred Stock Purchase Agreement (previously filed).

Exhibit 99.2 -- Form of Certificate of Designation of 2.5% Series B Convertible Preferred Stock (previously filed).

Exhibit 99.3 -- Form of Registration Rights Agreement (previously filed).

Exhibit 99.4 -- Common Stock Purchase Agreement (previously filed).